SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For May 19, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                 Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on May 19, 2008.

CORPORATE COMMUNICATIONS
PRESS RELEASE
Amsterdam, 19 May 2008
ING DIRECT to make public takeover bid for Germany’s largest mortgage distributor Interhyp
ING DIRECT N.V. announced today its plan to launch a public tender offer for Interhyp AG, Germany’s largest independent residential mortgage distributor, at EUR 64 per share, valuing the company at EUR 416 million. The founders and co-CEOs Robert Haselsteiner and Marcus Wolsdorf have irrevocably committed to tender their approximate 32% stake of Interhyp.
ING DIRECT intends to launch its public offer in June, which will last for at least four weeks. Consequently, Interhyp shareholders will still be entitled to the dividend of Interhyp AG for the fiscal year 2007 in the amount of EUR 2.10 per share, plus an additional one time payment of EUR 2.00 per share, to be distributed after the general shareholder’s meeting held on 4 June 2008.
Including these dividends, ING DIRECT’s offer implies a premium to Friday’s closing share price of 42%.
Dick Harryvan, ING Group Executive Board member and CEO of ING DIRECT said: “This acquisition is in line with ING DIRECT’s strategy to strengthen and expand its range of simple products in savings, mortgages, payment accounts and investment services. Interhyp is ING DIRECT’s biggest mortgage distributor for Germany. Interhyp’s business model and sophisticated technology platform offer a large potential for enhancing ING’s distribution platforms in Europe.”
Since its foundation in 1999, Interhyp offers residential mortgages from over 50 banks, mostly via the direct (internet and telephone-based) channel. With more than 38, 000 closed mortgages and a distributed mortgage volume of EUR 5.7bn in 2007, it is by far the largest independent residential mortgage distributor in Germany.
The core of Interhyp’s success is its open product platform, which aims to offer each customer the best solution, in full independence. ING DIRECT plans to keep Interhyp’s successful open-architecture business model and strong brand, accelerate the company’s continued growth and contribute to international expansion. Interhyp’s headquarters will remain in Munich and founders Robert Haselsteiner and Marcus Wolsdorf will continue in their positions as co-CEOs.

Based on the offer price, this transaction is expected to be EPS accretive in 2009. The acquisition of 100% of Interhyp would reduce ING Group’s spare leverage by approximately EUR 400 million.
This transaction is subject to approval by the relevant authorities and is expected to close in the third quarter 2008.

Press enquiries:
Pilar Teixeira	Ulrich Ott
ING DIRECT	ING-DiBa / ING DIRECT
Germany +31 20 541 5469	+49 692 722 266 233
pilar.teixeira@ing.com	U.Ott@ing-diba.de
ING Group
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 75 million residential, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 125,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.
ING DIRECT
ING DIRECT is a the world’s leading direct bank, offering a focused range of simple financial products, namely savings, mortgages, payment accounts and investment products, primarily via direct channels. ING DIRECT was established in Canada in April 1997, and has since successfully launched operations in Spain, Australia, France, USA, Italy, Germany, the UK and Austria. ING DIRECT’s mission is to become the world’s most preferred consumer bank through strengthening its core products and expanding geographically. It has consistently been one of the world’s fastest growing banks, with leading positions in all markets in which it operates. With almost 21 million customers globally, the total client retail balance of ING DIRECT amounted to EUR 307 billion at the end of March 31 2008.
About Interhyp
With EUR 5.7 billion in new residential mortgage volume in 2007, Interhyp is Germany’s leading independent residential mortgage distributor. Interhyp combines the power of the Internet with high quality mortgage advice. More than 250 mortgage consultants can choose among the products of more than 50 mortgage lenders to provide borrowers with rates that are significantly below those of traditional branch-based retail banks. In addition to its direct (internet and telephone-based) channel, Interhyp offers face to face advice in its offices in Berlin, Bielefeld, Bremen, Cologne, Dortmund, Dusseldorf, Essen, Frankfurt, Hamburg, Hanover, Karlsruhe, Leipzig, Mannheim, Munich, Nuremburg, Stuttgart and Wiesbaden.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: May 19, 2008